Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

	Year ended December 31,
(in Rmb million, except ratios)	2009	2010	2011	2012	2013
Fixed charges:
Interest expense(A)	68	288	438	282	1,553
Capitalized interest	440	394	1,150	1,549	2,049
Portion of rental expense which represents interest factor(B)	—	—	—	—	—

Total Fixed charges	508	682	1,588	1,831	3,602

Earnings available for fixed charges:
Pre-tax income from continuing operations	40,821	72,603	92,565	90,172	80,851
Less: Share of profits from equity-accounted entities	(173)	(398)	(567)	27	(895)
Add: Distributed income of equity investees	239	147	184	90	63
Add: Fixed charges	508	682	1,588	1,831	3,602
Less: Capitalized interest net of amortization(C)	(202)	(83)	(853)	(1,003)	(1,231)
Less: Net income – noncontrolling interests	—	—	—	—	—

Total Earnings available for fixed charges	41,193	72,951	92,917	91,117	82,390

Ratio of earnings to fixed charges	81.09	106.97	58.51	49.76	22.87

Notes:

(A)	Interest expense excludes unwinding of discount on provision for dismantlement.

Finance costs	534	1,122	1,707	1,603	3,457
Less: unwinding of discount on provision for dismantlement	(466)	(754)	(1,312)	(1,359)	(1,904)
Less: Others	—	(80)	43	38	—

Interest expense	68	288	438	282	1,553

(B)	Interest portion of rental expense under finance leases was included in the “interest expense”. Interest portion of rental expense under operating leases was considered insignificant to the Group and thus not included in the computation.

(C)

Capitalized interest	440	394	1,150	1,549	2,049
Less: Others	(238)	(311)	(297)	(546)	(818)

Interest expense	202	83	853	1,003	1,231